[JONES DAY LETTERHEAD]

August 22, 2017
Ms. Jennifer Thompson
Accounting Branch
Chief Officer of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:    Macy’s, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2017
Response Dated July 12, 2017
File No. 1-13536

Dear Ms. Thompson:
On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated August 17, 2017 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filing.
The text of the Staff’s comments and the Company’s responses are set forth below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Important Information Regarding Non-GAAP Financial Measures, page 20

1.
We have reviewed your response to comment 1. Please tell us in more detail how you plan to revise the 2016 Overview section in MD&A to ensure that the analysis of non-GAAP measures is not given undue prominence over the analysis of GAAP measures. Please ensure that the analysis of non-GAAP measures is not given undue prominence in your upcoming Form 10-Q.

Response: In response to the Staff’s comment, the Company advises the Staff that beginning in the second quarter of 2017, the Company plans to revise its presentation so that the disclosures provided in response to Item 10(e) of Regulation S-K are moved after the disclosures under “Results of Operations”, “Liquidity and Capital Resources” and “Outlook and Recent Developments” in MD&A. Further, the Company will ensure that any discussion of its operating results in the “Overview” section in MD&A in its future

August 22, 2017

Form 10-Qs and Form 10-Ks will include a balanced discussion of both GAAP and non-GAAP financial measures, as appropriate.

Financial Statements
Consolidated Statements of Income, page F-4

2.
We note that historically you presented impairments, store closing and other costs as a separate line item on the face of your income statement, while the gain on sale of real estate was netted with selling, general and administrative expenses. Excluding the unusually high number of store closings that occurred in 2016 and the related expense, we note that for the last several years the amount of impairments, store closing and other costs has approximated the amount of the gain on sale of real estate. Please tell us how you determined it was appropriate to present impairments, store closing and other costs as a separate line item but not to present the gain on sale of real estate as a separate line item. Also tell us how you complied with ASC 360-10-50-3. In future filings including your upcoming Form 10-Q, please present the gain on sale of real estate as a separate line item on the face of your income statement unless such gain is clearly immaterial. Refer to Rule 5-03 of Regulation S-X and ASC 360-10-50-3.

Response: In response to the Staff’s comment, the Company advises the Staff that it carefully evaluates the guidance in Rule 5-03 of Regulation S-X and ASC 360-10-50-3 in determining the appropriateness of separate line item presentation in its Consolidated Statements of Income and disclosure of any significant disposals of long-lived assets. Based on this evaluation, management determined that the Company’s historical gains on the sale of real estate were not material items warranting separate line item presentation in its Consolidated Statements of Income. However, such gain amounts have historically been separately disclosed in MD&A, including amounts associated with individually significant transactions, and were also included in the Company’s Consolidated Statements of Cash Flows for the most recent Form 10-K and Form 10-Q in order to provide transparent information with regards to such transactions.
In consideration of the Staff’s comment, beginning with the Form 10-Q for the second quarter of 2017, the Company will present gains on the sale of real estate as a separate

August 22, 2017

line item in its Consolidated Statements of Income and will continue to do so on a going-forward basis as deemed necessary and appropriate.

* * * * * * *
If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-5148, or by facsimile at (214) 969-5100.
Very truly yours,
/s/ Charles T. Haag
Charles T. Haag

cc:    Karen Hoguet, Macy’s, Inc.
Felicia Williams, Macy’s, Inc.
Elisa Garcia, Macy’s, Inc.
Ann Steines, Macy’s, Inc.
Steve Watts, Macy’s, Inc.
John Atkinson, KPMG LLP
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